Exhibit (l)

INFUSIVE ASSET MANAGEMENT, INC.

60 East 42nd Street, Suite 1840

New York, NY 10165

July 18, 2019

Infusive US Trust

60 East 42nd Street, Suite 1840

New York, NY 10165

To whom it may concern:

In order to provide Infusive US Trust (the “Trust”) with initial capital, we have purchased from the Trust the amount of shares of the initial series of the Trust at the price per share as follows:

Number of Shares	Price Per Share	Total Investment
$$100,000

We represent and warrant to the Trust that the shares of the Trust have been acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

INFUSIVE ASSET MANAGEMENT, INC.

By: _/s/ Andrea Ruggeri____________________

Name: Andrea Ruggeri

Title:   Chief Executive Officer